UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of June 2008

Commission File Number: 001-14487

TELE NORTE LESTE PARTICIPAÇÕES S.A.

(Exact Name as Specified in its Charter)

Tele Norte Leste Holding Company

(Translation of registrant’s name into English)

Rua Humberto de Campos, 425 – 8° andar

Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

Tele Norte Leste Participações S.A. Publicly-held Company Corporate Taxpayers’ Registry No. (CNPJ/MF) 02.558.134/0001-58 Business Registry Identification (NIRE) N. 33300262539	Telemar Norte Leste S.A. Publicly-held Company Corporate Taxpayers’ Registry (CNPJ/MF) 33.000.118/0001-79 Business Registry Identification (NIRE) N. 33300152580

Communication to the Market

Tele Norte Leste Participações S.A. (“TNLP”), and its subsidiary Telemar Norte Leste S.A. (“Telemar”), hereby disclose that on June 5, 2008 they sent to the Investor Relations Officer of Brasil Telecom Participações S.A. (“BrTP”) the letter transcribed below:

“Brasil Telecom Participações S.A.

Attn. Investor Relations Officer

Paulo Narcélio Simões Amaral

With copy to the Brazilian Securities and Exchange Commission—CVM

Attn. Elizabeth Lopez Rios Machado

Dear Sirs,

Tele Norte Leste Participações S.A. (“TNLP”) and its subsidiary TELEMAR NORTE LESTE S.A., a publicly-held company headquartered at Rua General Polidoro 99, Botafogo, City of Rio de Janeiro, State of Rio de Janeiro, enrolled with the Entities Corporate Taxpayers’ Registry (“CNPJ/MF”) under No. 33.000.118/0001-79, (hereinafter referred to as “TELEMAR”), pursuant to article 12 of CVM Instruction No. 358, disclose the acquisition to-date by Telemar, through COPART 1 PARTICIPAÇÕES S.A., a company that is headquartered at Rua Humberto de Campos, 425, 5 floor, Leblon, in the City of Rio de Janeiro, State of Rio de Janeiro, enrolled with CNPJ/MF under No. 09.338.797/0001-06 (“COPART 1”), and that is indirectly controlled by Telemar, of 47,213,200 (forty seven million, two hundred and thirteen thousand and two hundred), or 20.53%, preferred shares (BRTP4) issued by Brasil Telecom Participações S.A. (“BRTPART”), a publicly-held company, enrolled with the CNPJ/MF under No. 02.570.688/0001-70 (“the Shares”), following the acquisition of an additional 12,062,700 (twelve million, sixty two thousand and seven hundred) preferred shares (BRTP4) .

According to the Material Fact disclosed on May 8, 2008, TNLP and Telemar intend to purchase up to 76,645,842 (seventy six million, six hundred forty five thousand and eight hundred forty two) preferred shares of BRTP4 issued by BRTPART, which represent up to one-third of the outstanding BRTP4 shares.

Therefore, TNLP and Telemar reiterate their intention to, subject to market conditions, acquire through their indirect subsidiaries BRT preferred shares in the market or by means of tender offers up to their acquisition of the aforementioned number of shares.

In addition, according to the Material Fact disclosed on May 8, 2008, TNLP and Telemar also hereby disclose that the number of preferred shares they, directly or indirectly,

purchase in the open market will be subtracted from the number of preferred shares that will be the object of the tender offers referred to in such Material Fact, so that TNLP and Telemar will acquire only up to one-third of the outstanding preferred shares of BRT.

TNLP and TELEMAR disclose that they do not directly or indirectly hold: debentures convertible into shares, shares, warrants, subscription rights of shares and call options of any type or class of shares of BRT, except for those mentioned in previous communications. In addition, TNLP and TELEMAR disclose that they did not enter into any agreements or contracts regulating voting rights or the negotiation of securities issued by BRT.

Sincerely,

Telemar Norte Leste S.A.

José Luís Magalhães Salazar

Investor Relations Officer”

Rio de Janeiro, June 6, 2008

José Luís Magalhães Salazar

Investor Relations Officer

Tele Norte Leste Participações S.A

Telemar Norte Leste S.A.

Important Information

This communication is for informational purposes only and is not an offer to purchase or a solicitation of an offer to sell any shares of Brasil Telecom Participações S.A. (“BRTP”) and Brasil Telecom S.A. (“BRTO”). The proposed tender offers for portions of the preferred shares of BRTP and BRTO described in this communication have not commenced.

Any offer to purchase or the solicitation of an offer to sell any preferred shares of BRTP or BRTO, including the preferred shares underlying the American Depositary Receipts of BRTP or BRTO, will be made only pursuant to offers to purchase and related materials that Tele Norte Leste Participações S.A. and Telemar Norte Leste S.A. intend to file with the U.S. Securities and Exchange Commission (the “Commission”) upon commencement of the offers. We urge shareholders who are eligible to participate in these tender offers to carefully read the offers to purchase and related materials relating to these tender offers when they become available and prior to making any decisions with respect to these tender offers as these documents will contain important information about these tender offers.

Following the filing with the Commission of the offers to purchase and related materials relating to the tender offers for the preferred shares of BRTP and BRTO, shareholders of BRTP and BRTO will be able to obtain the filed documents free of charge on the Commission’s website at www.sec.gov or from Telemar.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 6, 2008

TELE NORTE LESTE PARTICIPAÇÕES S.A.

By	/s/ Tarso Rebello Dias
Name:	Tarso Rebello Dias
Title:	Treasurer

By	/s/ Eduardo Felippe Michalski
Name:	Eduardo Felippe Michalski
Title:	Chief of Supply Department